Exhibit 99.1

ASM International N.V.

ASM International N.V. and Shareholders

Request Three Month Extension from Enterprise Court

BILTHOVEN, The Netherlands – September 4, 2008 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) in consultation with Hermes and Fursa today submitted a request to the Enterprise Court to suspend the enquiry hearing initially scheduled for September 15, 2008 for a three-month period, that is, until approximately December 15, 2008. This request implies that the EGM initially scheduled for October 22, 2008 will be postponed until approximately January 22, 2009.

The reason for the suspension request is that the Transaction Committee has not finalized its assignment to assist ASMI to explore and consider its position and options following the unsolicited indicative offer of June 17, 2008 from Applied Materials (AMAT) and Francisco Partners (FP) to acquire all of ASMI’s front-end business. This offer was rejected by ASMI for the reasons set forth in the press release of June 20, 2008. Subsequently, ASMI has clarified a number of questions and issues raised by AMAT and FP. ASMI is awaiting presently whether a further offer from AMAT and/or FP will be forthcoming.

It is expected that the Enterprise Court will rule on the extension request within the next few days.

Further announcements will be made if and when appropriate.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

Investor Relations

+31 30 229 8500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com